Exhibit 3.1

Aimei Health Technology Co., Ltd

Registered Company Number: 399535

(Company)

Director’s Certificate

I, the undersigned, being a director of the Company, hereby CERTIFY that the following special resolution was duly passed at an extraordinary general meeting of shareholders of the Company held at 10:00 am Eastern Time on November 26, 2025, at the offices of Hunter Taubman Fischer & Li LLC, our legal counsel, at 950 Third Avenue, 19th Floor, New York, NY 10022 (the EGM) and in a virtual format, in accordance with the amended and restated memorandum and articles of association of the Company then in effect.

Capitalised terms not defined herein shall have the meaning ascribed to them in the Notice of Extraordinary General Meeting and proxy statement dated November 10, 2025 provided to the Company’s shareholders.

Special resolution

“RESOLVED, as a special resolution, an amendment to Article 35.2 of the Amended and Restated Articles of Association of the Company currently in effect (the “Articles”) to amend and restate Article 35.2 to extend the date by which the Company has to consummate a business combination from 24 months from the date of the Company’s initial public offering (namely, December 6, 2025) to 36 months from the date of the Company’s initial public offering (namely, December 6, 2026) by the deletion of the existing Article 35.2 in its entirety and the insertion of the following language in its place:

The Company has until 12 months from the closing of the IPO to consummate a Business Combination, provided however that if the board of directors anticipates that the Company may not be able to consummate a Business Combination within 12 months of the closing of the IPO, the Company may, by resolution of directors if requested by the Sponsor, extend the period of time to consummate a Business Combination up to twenty-four times, each by an additional one month (for a total of up to 36 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the Registration Statement, or, if such trust agreement has been amended, in that trust agreement, as amended from time to time, in accordance with its terms. In the event that the Company does not consummate a Business Combination within 12 months from the closing of the IPO or within up to 36 months from the closing of the IPO (subject in the latter case to valid 1 month extensions having been made in each case (such date falling 12 months or up to 36 months, as applicable, after the closing of the IPO being referred to as the Termination Date)), such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than five (5) Business Days thereafter to redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of our remaining Members and our directors, liquidate and dissolve the Company, subject to the Company’s obligations under the Act to provide for claims of creditors and the requirements of other applicable law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”

I, the undersigned, do hereby declare that the above contains a true and exact copy of an extract of the special resolution passed by the shareholders of the Company at the EGM.

Aimei Health Technology Co., Ltd

By:	/s/Junheng Xie
Name:	Junheng Xie
Title:	Director

Dated: November 26, 2025